UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: January, 2022
Commission File Number: 001-39557

Siyata Mobile Inc.

(Translation of registrant’s name into English)

1001 Lenoir St., Suite A-414
Montreal, QC H4C 2Z6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Siyata Mobile Inc. (the “Company”) is furnishing this Report of Foreign Private Issuer on Form 6-K to the Securities and Exchange Commission for the purpose of providing the Notice Of Annual General And Special Meeting Of Shareholders And Management Information Circular dated January 11, 2022 for the Annual General and Special Meeting of Shareholders, which will be held on February 14, 2022, the Proxy Card and Voting Instructions, copies of which are filed hereto as Exhibits 99.1, 99.2 and 99.3, respectively.

Exhibit Number	Document

99.1	Notice of Annual General and Special Meeting of Shareholders and Management Information Circular

99.2	Proxy Card for the 2022 Annual General and Special Meeting of Shareholders

99.3	Voting Instructions

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 12, 2022	SIYATA MOBILE INC.

	By:	/s/ Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

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